Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING ANNOUNCES CLOSING OF SENIOR NOTES OFFERING AND REDEMPTION OF 2020 SENIOR NOTES NOT TENDERED IN TENDER OFFER

Calgary, Alberta, Canada – November 22, 2017

Precision Drilling Corporation (“Precision”) announced today the closing of its previously announced private offering of US$400 million aggregate principal amount of 7.125% Senior Notes due 2026 (the “Notes”) in a transaction that was exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Notes were guaranteed on a senior unsecured basis by current and future U.S. and Canadian subsidiaries of Precision that also guarantee Precision’s revolving credit facility and certain other future indebtedness. As previously announced, Precision will use the net proceeds from the offering, together with cash on hand, to fund its previously announced tender offer (the “Tender Offer”) to repurchase any and all of its US$372 million aggregate principal amount outstanding of Senior Notes due 2020 (the “2020 Notes”) and up to US$70 million aggregate principal amount of its Senior Notes due 2021, and to fund the redemption of any 2020 Notes not tendered during the Tender Offer.

Precision also announced today that it has notified The Bank of New York Mellon, as trustee under the trust indenture relating to the 2020 Notes, that Precision will redeem in cash any of its 2020 Notes, in accordance with the terms of the 2020 Notes, that are not tendered during the Tender Offer (which expires at 12:00 am midnight New York City time at the end of the day on December 6, 2017). As previously announced by Precision, the requisite majority of holders of 2020 Notes consented to amendments to the 2020 Notes that, among other things, reduce the minimum notice period required in connection with redemption of the 2020 Notes from 30 days to 3 business days. The redemption of the 2020 Notes not tendered to the Tender Offer will occur on December 7, 2017 and interest will cease to accrue on the redeemed 2020 Notes as of that date. The total redemption amount payable for each US$1,000 principal amount of the 2020 Notes will be US$1,011.04, plus accrued and unpaid interest. After giving effect to Precision’s partial principal paydown of US$250 million made to holders of the 2020 Notes by Precision on December 4, 2016, in order to calculate the redemption amount to be actually received with respect to the 2020 Notes, holders must multiply the redemption amount payable per US$1,000 principal amount by a factor of 0.597909.

Advisories

The Notes and the related guarantees were offered only to qualified institutional buyers in reliance on the exemption from registration set forth in Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on the exemption from registration set forth in Regulation S under the Securities Act. The Notes and the related guarantees have not been registered under the Securities Act, or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States without registration or an applicable exemption from the Securities Act and applicable state securities or blue sky laws and foreign securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, any securities, nor shall there be any sales of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford

Senior Vice President & Chief Financial Officer

713.435.6247

Ashley Connolly, CFA

Manager, Investor Relations

403.716.4725

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue S.W.

Calgary, Alberta, Canada T2P 1G1

Website: www.precisiondrilling.com